

March 13, 2012

**Via E-mail**
Melvin L. Williams
Chief Financial Officer
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy. #120
Henderson, NV 89052

> **Re:**   **Searchlight Minerals Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 000-30995**

Dear Mr. Williams:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Karl Hiller

                                                Karl Hiller
                                                Branch Chief

cc:      Mr. Jeffrey Berg